

ITW Conference Call

Second Quarter

2003

ITW
Agenda

1.   Introduction……………………..John Brooklier

2.   Financial Overview……………..Jon Kinney

3.   Manufacturing Segments……… John Brooklier

4.   Forecast…………………………Jon Kinney

5.   Q & A…………………………...Kinney/Brooklier

ITW
Forward-Looking Statements

Statements regarding the company's earnings estimates contain forward-looking statements within the meaning of the private securities Litigation Reform act of 1995, including, without limitation, statements regarding the company's 2003 forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated, including, without limitation, the following risks:1)a downturn in the construction, automotive, general industrial, food service and retail, or real estate markets; 2)deterioration in global and domestic businesses and economic conditions, particularly in North America, the European community and Australia; 3) the unfavorable impact of foreign currency fluctuations; 4) an interruption in , or reduction in, introducing new products into the Company's product lines; and 5)an unfavorable environment for making acquisitions or dispositions, domestic and international, including adverse accounting or regulatory requirements and market value of candidates.

Conference Call Playback

Replay number: 402-220-2269

Replay available thru midnight of August 5

No pass code necessary

ITW
Quarterly Highlights

	2002 Q2	2003 Q2	F(U) Last Year	
			Amount	%
Operating Revenues	2,434.6	2,564.0	129.4	5.3%
Operating Income	429.0	454.1	25.1	5.9%
% of Revenues	17.6%	17.7%	0.1%	
Income From Continuing Operations				
Income Amount	265.2	284.0	18.8	7.1%
Income Per Share-Diluted	0.86	0.92	0.06	7.0%
Average Invested Capital	6,500.5	6,698.2	197.7	3.0%
Return on Invested Capital	17.0%	17.6%	0.6%	
Free Cash	229.0	217.7	(11.3)	-4.9%

ITW
Quarterly Operating Analysis

	Revenue	Income	Margins
Base Manufacturing Business			
Operating Leverage	-4.4%	-10.8%	-1.2%
Non Volume Related		2.5%	0.4%
Total	-4.4%	-8.3%	-0.8%
Acquisitions / Divestitures	2.1%	1.1%	-0.1%
Translation	6.2%	5.6%	-0.1%
Restructuring		1.1%	0.2%
Leasing & Investment	1.0%	6.4%	0.9%
Other Revenue	0.4%		0.0%
Total	5.3%	5.9%	0.1%

ITW
Leasing & Investment

	2002 Q2	2003 Q2	F(U) Last Year Amount	%
Operating Revenues	40.5	65.8	25.3	62.5%
Operating Income	24.5	52.1	27.6	112.7%
Operating Margins	60.5%	79.2%	18.7%	

ITW
Non Operating & Taxes

	2002 Q2	2003 Q2	F(U) Last Year Amount	%
Operating Income	429.0	454.1	25.1	5.9%
Interest Expense	(18.4)	(19.1)	(0.7)	
Other Income (Expense)	2.1	2.0	(0.1)	
Income From Continuing Operations-P/T	412.6	436.9	24.3	5.9%
Income Taxes	147.4	152.9	5.5	
% to Pre Tax Income	36%	35%	0.7%	
Income From Continuing Operations-A/T	265.2	284.0	18.8	7.1%

ITW
Invested Capital

	6/30/02	12/31/02	6/30/03
Trade Receivables	1,584.8	1,500.0	1,709.7
Days Sales Outstanding	58.6	55.6	60.0
Inventories	957.5	962.7	1,011.7
Months on Hand	1.8	1.8	1.8
Other Current Assets	225.3	354.3	367.0
Accounts Payable & Accruals	(1,319.4)	(1,445.6)	(1,414.5)
Operating Working Capital	1,448.2	1,371.4	1,673.9
% to Revenue(Prior 4 Qtrs.)	16%	14%	17%
Net plant & Equipment	1,633.5	1,631.2	1,703.5
Investments, net of L&I Debt	617.5	622.3	655.4
Goodwill	2,315.5	2,394.5	2,484.3
Other net	605.3	383.9	345.1
Invested Capital	6,620.0	6,403.3	6,862.2

ITW
Debt & Equity

	6/30/02	12/31/02	6/30/03
Total Capital			
Short Term Debt	171.3	121.6	116.8
Long Term Debt	1,485.1	1,460.4	1,446.0
Total Debt	1,656.4	1,582.0	1,562.8
Stockholders Equity	6,260.3	6,649.0	7,295.3
Total Capital	7,916.7	8,231.0	8,858.1
Less:			
Leasing & Investment Debt	(811.4)	(770.1)	(761.8)
Cash	(485.3)	(1,057.7)	(1,234.1)
Net Debt & Equity	6,620.0	6,403.2	6,862.2
Debt to Total Capital	21%	19%	18%
Debt to Total Capital (x L&I)	13%	12%	11%

ITW
Cash Flow

	2002 Q2	2003 Q2
Net Income	267.5	276.1
Adjust for Non-Cash Items	28.7	49.8
Changes in Operating Assets & Liab.	(14.9)	(49.6)
Net Cash From Operating Activities	281.3	276.3
Additions to Plant & Equipment	(68.7)	(66.0)
Proceeds from investments	16.3	7.4
Free Cash	228.9	217.7
Acquisitions	(56.6)	(59.5)
Investments	(60.4)	(11.7)
Dividends	(67.4)	(70.5)
Debt	116.2	(6.5)
Other	43.6	39.0
Net Cash Increase(Decrease)	204.3	108.5

ITW
Return on Invested Capital

	2002	2003	F(U)
Current Quarter	Q2	Q2	Prior Yr.
Operating Income after taxes	275.8	295.1	19.3
Operating Margins	11.3%	11.5%	0.2%
Average Invested Capital	6,500.5	6,698.2	197.7
Capital Turnover	1.50	1.53	0.03
Return on Average Invested Capital	17.0%	17.6%	0.6%

	2002	2003	F(U)
Year to Date	Q2	Q2	Prior Yr.
Operating Income after taxes	480.3	503.8	23.5
Operating Margins	10.4%	10.3%	-0.1%
Average Invested Capital	6,626.1	6,632.8	6.7
Capital Turnover	1.40	1.47	0.07
Return on Average Invested Capital	14.5%	15.2%	0.7%

ITW Acquisitions

	2002				2003	
	Q1	Q2	Q3	Q4	Q1	Q2
Annual Revenues Acquired	31	59	33	72	49	35
Purchase Price						
Cash Paid	35	57	14	82	44	30
Stock Issued	-	-	-	-	-	-
Total	35	57	14	82	44	30
Number of Acquisitions						
North America						
Engineered Products	2	1	1	1	1	-
Specialty Systems	-	2	1	2	-	2
International						
Engineered Products	1	2	1		-	1
Specialty Systems	2	2	2	1	7	3
Total	5	7	5	4	8	6

Key Economic Data

- **June '03 ISM: 49.8.% is slightly better than 46.2% in March…but still under 50 "growth/no growth"**

- **US Industrial Production (ex. Tech.): -1.7% in June '03 compared to -0.6% in March'03**

- **Euro-Zone Industrial Production Index:46.4% in June '03 versus 48.4% in March '03**

ITW
Engineered Products – N. America

	2002 Q2	2003 Q2	F(U) Last Year Amount	%
Operating Revenues	805.8	781.7	(24.1)	-3.0%
Operating Income	155.3	133.3	(22.0)	-14.2%
Operating Margins	19.3%	17.1%	-2.2%	

Engineered Products-N. America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	-6.5%	-14.1%	-1.6%
Non Volume Related		2.2%	0.5%
Total	-6.5%	-11.9%	-1.1%
Acquisitions / Divestitures	3.3%	0.0%	-0.6%
Translation	0.2%	-0.3%	-0.1%
Restructuring		-2.0%	-0.4%
Total	-3.0%	-14.2%	-2.2%

Engineered Products-North America
Key Points

- **ITW construction base revenues: -6% for Q2**

  -Commercial construction: -8% to -10%

  -New housing: -3%

  -Renovation/rehab: +10%

- **Commercial construction bouncing along the bottom…but not expected to materially improve in '03**

- **New housing starts expected to decline 3% to 4% in '03**

- **Renovation/rehab grew 10% in Q2; sales look stable for FY'03**

Engineered Products-North America Key Points

- **Auto base revenues: -7% for Q2**

- **Big 3 build rates: -11% for Q2**
  - **GM: -11%**
  - **Ford: -13%**
  - **Chrysler: -8%**

- **ITW estimate for Q3 builds: -10%; Wards: -7%**

- **ITW FY '03 estimate: -8%; Wards: -6%**

- **June Big 3 inventories: 70 days…better than 81 days on hand in March and 97 days in January**

ITW
Engineered Products – International

	2002 Q2	2003 Q2	F(U) Last Year Amount	%
Operating Revenues	391.6	470.5	78.9	20.1%
Operating Income	58.6	68.1	9.5	16.2%
Operating Margins	15.0%	14.5%	-0.5%	

Engineered Products-International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	1.5%	3.9%	0.4%
Non Volume Related		-11.0%	-1.6%
Total	1.5%	-7.1%	-1.2%
Acquisitions / Divestitures	0.9%	0.8%	0.0%
Translation	17.7%	21.8%	0.6%
Restructuring		0.7%	0.1%
Total	20.1%	16.2%	-0.5%

Engineered Products-International Key Points

- **Construction base revenues: +1% in Q2**
  - **Europe: +2% growth (strength in UK, France and Italy)**
  - **Australia: -1% (slowing new housing and commercial activity)**
  - **Wilsonart Intl.: +6% (activity in China)**

- **Automotive base revenues: +3% in Q2**
  - **Builds: –1% in Q2**
  - **GM: +10%; Citroen-Peugeot: +7%; Ford: +1% BMW: -4%; Daimler/Chrysler : -3%**
  - **Forecasting FY '03 builds to be: –2%/-3%**

ITW
Specialty Systems-N. America

	2002 Q2	2003 Q2	F(U) Last Year	
			Amount	%
Operating Revenues	871.9	832.4	(39.5)	-4.5%
Operating Income	137.1	142.7	5.6	4.1%
Operating Margins	15.7%	17.1%	1.4%	

Specialty Systems-N. America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Base Operating Leverage	-5.8%	-15.7%	-1.6%
Base Non Volume		11.8%	1.9%
Total	-5.8%	-3.9%	0.3%
Acquisitions / Divestitures	0.9%	1.1%	0.0%
Translation	0.4%	0.1%	-0.1%
Restructuring		6.8%	1.2%
Total	-4.5%	4.1%	1.4%

Specialty Systems-N. America
Key Points

- **Food Equipment base revenues: -9% in Q2; restaurants and supermarkets still weak**

- **Food Equipment op. income +22% and margins improve +400 basis points in Q2 due to 80/20 programs**

- **Industrial packaging: Signode -7% base revenues….consumables continue to outperform "cap ex" machinery**

- **Welding base revenues: -2% in Q2**

- **Finishing base revenues: -7% in Q2**

ITW
Specialty Systems-International

	2002 Q2	2003 Q2	F(U) Last Year Amount	%
Operating Revenues	425.4	498.7	73.3	17.2%
Operating Income	53.4	57.8	4.4	8.2%
Operating Margins	12.6%	11.6%	-1.0%	

Specialty Systems-International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Base Operating Leverage	-3.5%	-10.6%	-0.9%
Base Non Volume		-4.7%	-0.6%
Total	-3.5%	-15.3%	-1.5%
Acquisitions / Divestitures	3.1%	5.3%	0.3%
Translation	17.6%	21.9%	0.7%
Restructuring		-3.7%	-0.5%
Total	17.2%	8.2%	-1.0%

Specialty Systems-International
Key Points

.   **Total packaging: -2% base revenues in Q2**

- **Signode led the way for industrial packaging:**
  -Europe: -3%
  -Asia/Pacific: +12%
      -growth due to consumables rather than machinery

- **Food Equipment: base revenues -1%…but op. income/margins up significantly (margins improve 120 basis points)**

- **Finishing: base revenues +1% in Q2**

ITW
2003 Forecast

	Low	High	Mid Point	%F(U) 2002
3rd Quarter				
Base Revenues	-5%	-1%	-3%	
Income Per Share-Diluted	$0.77	$0.87	$0.82	4%
Full Year				
Base Revenues	-4%	-2%	-3%	
Income Per Share-Diluted	$3.12	$3.32	$3.22	7%

ITW 2003 Forecast
Key Assumptions

- Exchange rates hold at June 30, 2003 levels.

- Acquired revenues in the $200 to $600 million range.

- Restructuring cost of $55 to $60 million.

- No further goodwill or intangible impairment cost for the balance of the year.

- No significant mark-to-market adjustments in Leasing and Investments

- Tax rate of 35%

ITW Conference Call

Q & A

Second Quarter
2003